Exhibit 99.1

Corporate Presentation NASDAQ: GBNH TSX: GTMS This presentation is dated April 30 , 20 21 . A preliminary short form base PREP prospectus (“Canadian preliminary prospectus”) containing important information relating to the securities described in this presentation has been filed with the securities regulatory authorities in each of the provinces of Canada , other than Quebec . A copy of the Canadian preliminary prospectus , and any amendment, is required to be delivered with this presentation . The Canadian preliminary prospectus is still subject to completion . There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form base PREP prospectus has been issued . This presentation does not provide full disclosure of all material facts relating to the securities offered . Prospective Canadian investors should read the Canadian preliminary prospectus, final short form base PREP prospectus , the supplemented PREP prospectus and any amendment for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision . April 30, 2021

NASDAQ: GBNH, TSX: GTMS Cautionary Note Regarding Forward - Looking Statements & Other Disclaimers Some of the information contained in this presentation, including with respect to the expansion of our TMS Center network, the Spravato ® pilot program, or our Company’s future financial or operating performance, constitutes forward - looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act . This information is based on management’s reasonable assumptions and beliefs in light of the information currently available to us and is current as of the date of this presentation . Actual results and the timing of events may differ materially from those anticipated in the forward - looking information contained in this presentation as a result of various factors . Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward - looking information . In some cases, forward - looking information can be identified by the use of forward - looking terminology such as “plans”, “targets”, “expects” or “does not expect” , “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, “will”, “will be taken”, “occur” or “be achieved” . In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward - looking information . Statements containing forward - looking information are not facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances . Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward - looking statements, including, without limitation, the factors discussed in the “Risks and Uncertainties” section of the Company’s Management’s Discussion & Analysis for the year ended December 31 , 2020 (the “MD&A”) . Additional risks and uncertainties are discussed in the Company’s materials filed with the Canadian securities regulatory authorities from time to time, including the Company’s annual information form dated March 30 , 2021 . These materials are also filed with the U . S . Securities and Exchange Commission . These factors are not intended to represent a complete list of the factors that could affect us ; however, these factors should be considered carefully . The purpose of the forward - looking information is to provide the reader with a description of management’s current expectations regarding the Company’s financial performance and may not be appropriate for other purposes ; readers should not place undue reliance on forward - looking information contained herein . To the extent any forward - looking information in this presentation constitutes future - oriented financial information or financial outlook, within the meaning of applicable securities laws, such information is being provided to demonstrate the potential of the Company and readers are cautioned that this information may not be appropriate for any other purpose . Future - oriented financial information and financial outlook, as with forward - looking information generally, are based on current assumptions and are subject to risks, uncertainties and other factors . Furthermore, unless otherwise stated, the forward - looking statements contained in this presentation are made as of the date of this presentation and we have no intention and undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law . The forward - looking statements contained in this presentation are expressly qualified by this cautionary statement . This presentation does not constitute an offer or invitation for the sale of securities and has been prepared for informational purposes only from information supplied by the Company and from third - party sources indicated herein . While the Company is responsible for all content in this presentation and while the Company believes that each of the publications, studies and surveys used throughout this presentation are prepared by reputable sources, the Company has not independently verified market and data from third - party sources . All of the third - party data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data . Any graphs, tables or other data demonstrating the historical performance of the Company contained in the presentation are intended only to illustrate past performance and are not necessarily indicative of the future performance of the Company . Projections, assumptions and estimates of the Company’s future performance and the future performance of the industry in which the Company operates are necessarily subject to a high degree of uncertainty and risk due to a variety of factors . Results may differ materially from those expressed in such estimates and beliefs and in the estimates prepared by independent third parties . For more information, please refer to the Company’s regulatory filings available on the Company’s website at www . greenbrooktms . com and under the Company’s SEDAR profile at www . sedar . com and under the Company’s EDGAR profile at www . sec . gov . This presentation is not a prospectus and is not an offer to sell, nor a solicitation of an offer to buy, securities . A registration statement (including a prospectus) relating to these securities has been filed with the U . S . Securities and Exchange Commission (the “SEC”) but has not yet become effective . These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective . The offering will be made only by means of a prospectus . Before you invest, you should read the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering to which this communication relates . You may obtain these documents for free by visiting EDGAR on the SEC’s website at www . sec . gov or by contacting the offices of Stifel, Nicolaus & Company, Incorporated Attention : Syndicate, One Montgomery Street, Suite 3700 , San Francisco, CA 94104 , by telephone at (415) 364 - 2720 , or by email at syndprospectus@stifel . com . Prospective Canadian investors may obtain a copy of the Canadian preliminary prospectus from Stifel Nicolaus Canada Inc . care of the Stifel, Nicolaus & Company, Incorporated details referred to above . Prospective Canadian investors should clearly indicate in their request that they are a Canadian prospective investor and are requesting a copy of the Canadian preliminary prospectus . All values in this presentation are in United States dollars, unless otherwise stated . 2

Offering Summary NASDAQ: GBNH, TSX: GTMS Issuer Greenbrook TMS Inc. Ticker / Exchange GBNH / NASDAQ, GTMS / TSX Offering 100% Primary Common Shares Underwriters’ Option 15% (100% Primary Common Shares) Use of Proceeds To develop new TMS centers, fund potential acquisitions, as well as working capital and general corporate purposes Lock - Up 90 Days Joint Bookrunners Stifel, Canaccord Genuity, BTIG Co - manager Bloom Burton Securities Inc. Expected Pricing Date After the close of markets on or about Thursday, May 6, 2021 3

NASDAQ: GBNH, TSX: GTMS TMS is eligible for reimbursement in all 50 states and from all major insurers TMS is an FDA - cleared, non - invasive therapy for the treatment of Major Depressive Disorder (MDD) in patients that have failed drug treatment and Obsessive Compulsive Disorder (OCD) Founded in 2011, Greenbrook TMS is a leading U.S. provider in the delivery of Transcranial Magnetic Stimulation (TMS) therapy for the treatment of depression Company at a Glance Over 15,000 patients with more than 5 60,000 Treatments to date (as at December 31, 2020) Demonstrated ability to navigate the challenging operating environment imposed by COVID - 19 Cash on Hand $ 18.8M (as at December 31, 2020) Year - over - Year Revenue Increase of 21% despite impact of COVID - 19 Operating 128 TMS Centers in 15 U.S. States 14% growth in TMS Center network Year - over - Year 4

Key Investment Considerations

greenbrook TMS NeuroHealth Centers

FAST-GROWING LEADING PROVIDER FOR TMS TREATMENT IN U.S.

- Proven organic and M&A growth strategy
- ~50% annual revenue growth since 2015
- Targeting approximately 140 Centers by end of 1H 2021

SIGNIFICANT UNDERSERVED MARKET OPPORTUNITY

- Currently 51% of treated patients in the U.S. fail first line drug therapy[1]
- ~5.3M patients could benefit from TMS[2] - only ~30k patients treated annually
- All major U.S. commercial payers provide reimbursement - highly compelling value proposition for payers

SAFE AND EFFECTIVE TREATMENT FOR DEPRESSION

- Treatment is short and convenient with no major side effects
- 62% response rate vs 49% response from drug therapy[3]

HIGHLY EXPERIENCED MANAGEMENT TEAM AND CLINICAL LEADERSHIP TEAM

- Greenbrook's founders built TLC Vision Corp. from a single location to 300+ sites across the U.S.
- Clinical leadership team are pioneers in the field of TMS

1. Star*D Study; Rush et al., Am J Psychiatry 2006 PMID 17074942 (Star*D Study)
2. U.S. Census Bureau; 2017 National Survey on Drug Use and Health; Star*D Study (Note: 72% of treatment seekers fail to achieve remission)
3. Journal of Clinical Psychiatry, 2014 Dec; 75(12); Star*D Study

NASDAQ: GBNH, TSX: GTMS

5

About Depression About TMS Our Business Financial Performance Looking Forward 6

17.3M Adults diagnosed with MDD 2 5.3M Fail to respond to drug therapy and could benefit from TMS treatment 2 Millions of MDD patients can potentially benefit from TMS NASDAQ: GBNH, TSX: GTMS Of treated MDD patients do not respond to the first round of treatment¹ 51% 1. Star*D Study (Note: 51% of MDD patients do not respond to first round of medication treatment) 2. U.S. Census Bureau; 2017 National Survey on Drug Use and Health; Star*D study (Note: 72% of medication treatment seekers fail to achieve remission) 7

Treating Depression - TMS is a New Paradigm

greenbrook TMS NeuroHealth Centers gb

Current First-Line Treatment

Pharmacotherapy

+ / – Psychotherapy

Drugs can be highly effective but only **49%** of the treated population benefit. Probability of successful treatment diminishes with each new drug tried or added to a regimen

51% TREATMENT FAILURE[1]

- ⊗ No response / loss of response
- ⊗ Inadequate response
- ⊗ Side effects not tolerated

When Drugs Fail - Neurostimulation Treatment

TMS Therapy
A new tool to treat MDD

- ✓ High efficacy
- ✓ Non-invasive
- ✓ Outpatient clinic setting
- ✓ No major side effects

Electroconvulsive Therapy
(ECT or "Shock Therapy")

Invasive

Requires Hospitalization

Major side effects include:

Memory loss, Nausea & Mood changes

NASDAQ: GBNH, TSX: GTMS

1. Star*D Study; Rush et al., Am J Psychiatry 2006 PMID 17074942 (Note: 51% of MDD patients do not respond to first round of medication treatment)

8

About Depression About TMS Our Business Financial Performance Looking Forward 9

About TMS Therapy

greenbrook gb TMS NeuroHealth Centers

TMS is an FDA-cleared neurostimulation therapy for MDD

An alternative to ECT and a potential life-changing treatment option for MDD patients not responding to pharmacotherapy and psychotherapy

TMS therapy provides local electromagnetic stimulation to specific brain regions known to function in mood regulation



TMS
Treatment
Device
Rapidly changing magnetic fields induce local cortical activation
Cortical activation can increase activity in deeper brain regions

Improvement in depressive symptoms, including complete remission in some patients[1]

1. Journal of Clinical Psychiatry, 2014 Dec; 75(12)

NASDAQ: GBNH, TSX: GTMS

10

About TMS Therapy NASDAQ: GBNH, TSX: GTMS SHORT AND CONVENIENT TREATMENT • Administered in an office setting •19 - 38 minutes per treatment session • 36 treatment sessions, conducted over 4 - 6 week period • Typically 5 treatments per week • Post - TMS treatment, patients can immediately return to their normal routine, including driving home NON - INVASIVE AND NON - SEDATIVE • No anesthesia, no hospitalization NO MAJOR SIDE EFFECTS • Well - tolerated • Most common side effect is mild and temporary scalp discomfort • Non - systemic therapy • Minimal increase in the risk of seizure Weight gain Constipation Anxiety Blurred Vision Nausea Insomnia Scalp discomfort Drug Therapy TMS Therapy vs. 11

TMS – A Safe and Effective Alternative 1. Star*D Study; 2.Journal of Clinical Psychiatry, 2014 Dec; 75(12); 3. Journal of Clinical Psychiatry, 2004 Apr; 65(4); Biol Ps ychiatry, 2004 Feb; 55(3). TREATMENT CLASS Medications TMS ECT/Shock Therapy 49% Response 28% Remission 1 62% Response 42% Remission 2 64 - 79% Response 47 - 75% Remission 3 Pharmacological Non - convulsive Electromagnetic stimulation Convulsion Electrically induced seizures Memory loss, nausea, mood changes n/a Minutes - patients can drive home independently Hours - Days Efficacy Intervention FDA Approval/Clearance Non - Invasive No Hospitalization/ Anesthesia No Major Side Effects 12 Recovery Time NASDAQ: GBNH, TSX: GTMS

FDA Cleared TMS Treatment Systems NASDAQ: GBNH, TSX: GTMS There are 7 TMS devices currently cleared by FDA Current Greenbrook TMS device offerings 13

Insurance Coverage for TMS Treatment of MDD NASDAQ: GBNH, TSX: GTMS TMS for MDD is now covered for over 300 MILLION lives in the U.S. TMS therapy is a potentially life - changing treatment for patients and provides a highly compelling value proposition to payers 2013 2014 2015 2016 2017 14

About Depression About TMS Our Business Financial Performance Looking Forward 15

Greenbrook TMS - Key Opportunity/Growth Drivers NASDAQ: GBNH, TSX: GTMS Growing awareness / acceptance of depression and reduced stigma surrounding mental health issues broadly Growing acceptance of TMS as an effective second line therapy Safety and efficacy of TMS as a treatment option for patients suffering from MDD (a true paradigm shift in MDD treatment) Slow historical adoption of TMS from poor alignment of treatment with traditional practice of psychiatry created opportunity for a new, differentiated service channel Fragmented competitive landscape provides opportunity for consolidation 16 Significant increase in the number of individuals exhibiting symptoms of depressive disorders as the COVID - 19 pandemic has progressed ¹ 1. U.S. Census Bureau and U.S. Centers for Disease Control and Prevention; House Pulse Survey

Greenbrook TMS Center Model – Patient Focused Service NASDAQ: GBNH, TSX: GTMS Centralized, Scalable Business Infrastructure (IT, Billing, HR, Branding, Training, Regulatory, Finance) Patient Inquiry Direct to Consumer Marketing Professional Marketing Physician Referrals: Inbound and Outbound Call Center Local Community Involvement / Events Conversion Patient Consultants Reimbursement Assistance Doctor Consultations Centralized Booking and Scheduling Treatment Delivery Focus on Patient Friendly & Supportive Environment Expert Physicians Highly Trained Technicians Leading Devices Easy Local Access Centralized corporate functions provide operating leverage as the footprint grows 17

The Greenbrook TMS Experience NASDAQ: GBNH, TSX: GTMS PATIENT - FOCUS • TMS Centers are located in heavily - trafficked areas for ease of access, but discrete given the sensitive nature of depression CENTER AESTHETICS • Inviting atmosphere and attention to detail including selection of warm paint colors to relax patient • State - of - the - art equipment and professional staff 18

Current Footprint and Active Development Pipeline NASDAQ: GBNH, TSX: GTMS Operating 128 TMS Centers spanning 15 U.S. states Current Footprint (128 TMS Centers) Virginia Maryland/Delaware North/South Carolina St. Louis Austin Houston Connecticut Cleveland Florida Michigan California Oregon Alaska OPERATING REGIONS Washington Baltimore 19 Virginia and Maryland (D.C. Metro) TMS Center Locations

About Depression About TMS Our Business Financial Performance Looking Forward 20

Operational Performance



Number of TMS Centers
Virginia
Maryland/Delaware
North Carolina/South Carolina
St. Louis
Connecticut
Austin
Florida
Houston
Cleveland
Michigan
California
Oregon
Alaska
140
120
100
80
60
40
20
-
2012
2013
2014
2015
2016
2017
2018
2019
2020



Number of New Patient Starts
1,600
1,400
1,200
1,000
800
600
400
200
-
2012
2013
2014
2015
2016
2017
2018
2019
2020



Number of TMS Treatments
60,000
50,000
40,000
30,000
20,000
10,000
-
Q1 Q2 Q3 Q4
2012
2013
2014
2015
2016
2017
2018
2019
2020

NASDAQ: GBNH, TSX: GTMS

21

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 2020 Revenue 31 34 39 47 57 67 94 102 110 113 114 116 2 6 4 10 10 10 12 17 14 12 11 9 14 14 15 16 20 23 33 36 44 47 54 62 0 20 40 60 80 100 120 140 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2018 2019 2020 TMS Centers Centers In-Development Active Centers Centers Operating for 2 or More Years Financial Performance Summary – Revenue and Centers NASDAQ: GBNH, TSX: GTMS Continued revenue growth through our regional development strategy paired with organic growth from established regions Only 54% of our centers have been open for more than 2 years 22 $3.9 $4.9 $5.3 $6.9 $6.6 $8.1 $8.5 $12.5 $11.4 $9.8 $12.0 $9.9

About Depression About TMS Our Business Financial Performance Looking Forward 23

Growth Strategy NASDAQ: GBNH, TSX: GTMS Four Key Drivers of Sustained Growth M&A • Opportunistic acquisitions of established centers • Fragmented market of many small groups • Well positioned for rapid integration New Regions • Foundation for growth recently established: - Florida - Michigan - Oregon - Austin - California - Alaska In - Region • Growing TMS awareness • Continued organic growth in existing centers • In - region expansion: new centers to target 30 min drive time for patients New Indications • Device manufacturers seeking to expand TMS label • Greenbrook well established to lead TMS delivery in new indications 24

NASDAQ: GBNH, TSX: GTMS Future Opportunities - New Indications Greenbrook TMS is a service delivery platform, with an established and growing network of referring physicians. Our centers are well positioned to incorporate new treatment indications, if and when cleared by the FDA. TMS device manufacturers actively pursuing clinical trials for new indications OCD 1 3.3 million 2 Smoking Cessation 1 36.5 million 3 PTSD 1 8.7 million 2 Bipolar Disorder 1,4 5.7 million 2 Addiction 1 36.5 million 3 TMS device manufacturers actively pursuing clinical trials for new indications for TMS 1. Brainsway Ltd. ( NASDAQ :BWAY) Company filings; 2. Kessler et al., Arch Gen Psychiatry 2005, PMID 15939839; 3. CDC.Cigarette Smoking Among Adults - United States, 2005 - 2015. Morbidity and Mortality Weekly Report 2016;65(44):1205 – 11 (Estimated for smoking cessation only – estimate based on number of cigarette smoking adults in the U.S.); 4. Frost and Sullivan Equity Research. Potential Future Indication Estimated U.S. Patient Population 25

NASDAQ: GBNH, TSX: GTMS What is Spravato ®? 26 In March 2019, the FDA approved Spravato ® nasal spray, in conjunction with an oral antidepressant, for treatment - resistant depression (“TRD”) in adults In August 2020, the FDA added a second indication for “depressive symptoms in adults with major depressive disorder with acute suicidal ideation or behavior” Greenbrook TMS Pilot across select centers started early 2021 and will provide us with the opportunity to assess the value of making this treatment option more widely available to patients at our TMS Centers in the future The factors that we will be assessing in making this determination include: • clinical outcomes as determined by Greenbrook - affiliated physicians using validated rating scales collected from patients on a weekly basis as part of routine clinical care; • confirmation that the subjective patient experience is compatible with the clinical care model at our TMS Centers; • validation of payor reimbursement; and • confirmation that operational requirements for delivery of the therapy can be met with our current infrastructure

Other Shareholders NASDAQ: GBNH, TSX: GTMS Greenbrook Summary Capital Structure Current Capitalization and Ownership Current Capitalization (1) Share Price ( March 31st, 2021 close) Common Shares O/S (mm) 13.7 Market Cap $158.2USD(GBNH) / $ 207.4 CAD(GTMS) Equity Capital Structure (mm) Basic Shares O/S 13.7 Dilutive Securities: Options 0.8 Warrants 0.2 Fully - Diluted Shares 14.7 Summary Balance Sheet ( mm ) Cash (as at December 31, 2020) Senior Term Debt (as at December 31, 2020) (2) $ 18.8USD $13.3USD Ownership Summary 27 43% 32% 13% 12% 1315 Capital Directors and Officers Greybrook Health $11.55USD(GBNH) / $15.14CAD(GTMS) 1. $ in million, except per share price 2. Carrying amount of Senior Term Debt with Oxford Finance LLC, bears interest at a rate equal to 30 - day LIBOR plus 7.75%, subject to minimum interest rate of 8.75%

Leadership Team

greenbrook gb TMS NeuroHealth Centers

Experienced leadership team that has pioneered the service delivery model for TMS treatment
Founders led the growth of TLC Vision Care Centers into a national leader in laser vision correction



Elias Vamvakas
Chairman
- Co-founder of Greenbrook TMS
- 25 years experience as a healthcare executive
- Co-founder, former Chairman and CEO of TLC Vision Corporation
- Founder and Chairman of Greybrook Capital
- Chairman of TearLab



Bill Leonard
President & CEO
- Co-founder of Greenbrook TMS
- 25 years experience as a healthcare executive
- Has pioneered the accessibility of TMS as a therapy in MDD
- Previously, President of the Bio-Pharmaceutical Division for Euclid Vision Corporation and President of TLC Vision Refractive Surgery Division (TLC)



Erns Loubser CA CFA
Chief Financial Officer
- Over 10 years of financial management, accounting, management consulting, and corporate finance experience
- Previous roles with Deloitte, Stellar Capital Partners, and British Telecom



Dr. Geoffrey Grammer MD
Chief Medical Officer
- Retired Colonel, United States Army
- Served for 8 years as Chief of Inpatient Psychiatric Services at Walter Reed National Military Medical Center where he developed the Transcranial Magnetic Stimulation Program
- Assistant Professor of Psychiatry, Uniformed Services University, Bethesda, MD
- Previously, Board Member of the Clinical TMS Society



Roberto Drassinower
Chief Operating Officer
- Over 25 years experience as technology business leader and operator
- Previously, CEO of SoftQuad Software Ltd, CEO of Brandprotect, CEO of Nulogx, President of Carolian System, and founder of DME consulting



Euphia Smith
Chief Marketing Officer
- Served as a health policy advisor on Capitol Hill
- Previously worked with health care revenue marketing team at The Advisory Board Company on patient access, patient engagement and growth strategy

NASDAQ: GBNH, TSX: GTMS

28

Board of Directors

greenbrook TMS NeuroHealth Centers

Elias Vamvakas Chairman	Co-founder of Greenbrook TMS Co-founder, former Chairman and CEO of TLC Vision Corporation Founder and Chairman of Greybrook Capital
Bill Leonard	President and CEO Co-founder of Greenbrook TMS
Adrienne Graves, Ph.D.	Former President and CEO of Santen Inc. Director of Akorn Inc, Nicox S.A., Surface Pharmaceuticals, and TearLab Corp. Ph.D. in psychobiology from University of Michigan
Brian P. Burke	President of the Pittsburgh Penguins of the National Hockey League Former studio analyst for Rogers Sportsnet, a Canadian television sports network Received his Juris Doctor from Harvard Law School
Colleen Campbell	Vice-chair of BMO Capital Markets with over 38 years of experience in various leadership roles in capital markets and investment banking.
Frank Tworecke	Former group president of Warnaco Group with 35 years of experience in leading major retail and apparel companies. Past director of Cherokee Inc., Hampshire Group, Grafton-Fraser Inc. and Sinai Hospital of Baltimore
Sasha Cucuz	Experienced private equity executive and CEO of Greybrook Securities Inc. Former CEO and current board member of Greybrook Health
Adele C. Oliva	Co-founded healthcare investment firm 1315 Capital managing over $500M Formerly Co-Head of US Healthcare at Apax Partners and Managing Partner at Quaker Partners

NASDAQ: GBNH, TSX: GTMS

29

Bill Leonard President & Chief Executive Officer Glen Akselrod Investor Relations glen@bristolir.com 905 - 326 - 1888 Thank You NASDAQ: GBNH, TSX: GTMS 30